February 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Staff Attorney

Daniel Morris, Legal Branch Chief

Re: 5E Advanced Materials, Inc.

Registration Statement on Form S-3 (File No. 333-276162)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), 5E Advanced Materials, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-3, as amended by Amendment No. 2 thereto, (File No. 333-276162) (the “Registration Statement”) of the Company be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on February 27, 2024, or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Company requests that notification of such effectiveness be made by telephone call to J. Eric Johnson of Winston & Strawn LLP, legal counsel to the Company, at (713) 651-2647.

Very truly yours,

Paul Weibel

Chief Financial Officer

Cc: J. Eric Johnson, Winston & Strawn LLP